FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi approved in China for the treatment of unresectable, Stage III non-small cell lung cancer based on the Phase III PACIFIC trial

12 December 2019 07:00 GMT

Imfinzi approved in China for the treatment of unresectable, Stage III non-small cell lung cancer based on the Phase III PACIFIC trial

Imfinzi is the only immunotherapy approved in China to treat patients in the curative-intent Stage III setting following chemoradiation treatment

AstraZeneca today announced that it has received marketing authorisation from China's National Medical Products Administration (NMPA) for Imfinzi (durvalumab) for the treatment of patients with unresectable, Stage III non-small cell lung cancer (NSCLC) whose disease has not progressed following concurrent platinum-based chemotherapy and radiation therapy (CRT).

The approval of Imfinzi is based on results from the primary analysis of progression-free survival (PFS) and supported by overall survival (OS) from the Phase III PACIFIC trial, both published in The New England Journal of Medicine. A post-hoc analysis of three-year OS results has since shown that consistent efficacy was maintained for treatment with Imfinzi after additional follow up.1

Dave Fredrickson, Executive Vice President, Oncology Business Unit said: "This approval illustrates our long-standing commitment to improving health outcomes in China, where more than one-third of the world's lung cancer diagnoses and deaths occur. As the global standard of care in this curative-intent setting, Imfinzi is an important new option for patients in China."

Results demonstrated a statistically significant and clinically meaningful OS and PFS benefit for treatment with Imfinzi vs. placebo after concurrent CRT. Imfinzi reduced the risk of death by 32% (equal to a hazard ratio of 0.68) and prolonged the time patients lived without disease progression or death by more than 11 months (median PFS: 16.8 vs. 5.6 months; hazard ratio of 0.52).

Phase III PACIFIC trial primary endpoints
	Imfinzi (n=476)	Placebo (n=237)
OS (primary endpoint)i
Number of deaths (%)	183 (38.4%)	116 (48.9%)
Hazard ratio (95% CI)ii	0.68 (0.53, 0.87)
p-valueii,iii	0.0025
Median in months (95% CI)	NR4 (34.7, NR)iv	28.7 (22.9, NR)iv
PFS (primary endpoint)v
Number of events (%)	214 (45%)	157 (66%)
Hazard ratio (95% CI)ii,vi	0.52 (0.42, 0.65)
p-valueii,vii	<0.0001
Median in months (95% CI)	16.8 (13.0, 18.1)	5.6 (4.6, 7.8)

iOS results are based on the interim OS analysis with a data cut-off date of 22 March 2018.
iiStratified by sex, age, and smoking history.
iiiCriteria for statistical significance at the interim analysis of OS was a p-value ≤ 0.00274 (using Lan DeMets spending function approximating O'Brien Fleming boundary).
ivNot reached (NR).
vAssessed by blinded independent central review (BICR) according to RECIST v1.1.
viPFS results are based on the interim PFS analysis with a data cut-off date of 13 February 2017.
viiCriteria for statistical significance at the interim analysis of PFS was a p-value ≤ 0.011035 (using Lan DeMets spending function approximating O'Brien Fleming boundary).

Among patients treated with Imfinzi, the most common adverse reactions (greater than or equal to 20% of patients) were cough, fatigue, pneumonitis or radiation pneumonitis, upper respiratory tract infections, dyspnoea, and rash. Serious adverse reactions occurred in 29% of patients treated with Imfinzi, and 15% of patients discontinued treatment due to adverse reactions.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III NSCLC after CRT in 54 countries and regions, including the US, Japan and across the EU, based on the Phase III PACIFIC trial. The PACIFIC regimen, CRT followed by Imfinzi, is the global standard of care for the treatment of unresectable Stage III NSCLC.

About PACIFIC
The PACIFIC trial was a Phase III, randomised, double-blinded, placebo-controlled, multi-centre trial of Imfinzi as treatment in 'all-comer' patients (i.e. regardless of PD-L1 status) with unresectable, Stage III (locally advanced) NSCLC whose disease had not progressed following concurrent platinum-based CRT.

The trial was conducted at 235 centres across 26 countries involving 713 patients. The primary endpoints of the trial were PFS and OS, and secondary endpoints included landmark PFS and OS, objective response rate, and duration of response.

About Stage III NSCLC
Stage III (locally advanced) NSCLC is commonly divided into three sub-categories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally and the possibility of surgery.2 Stage III disease is different from Stage IV disease, when the cancer has spread throughout the body (metastasised), as the majority of Stage III patients are currently treated with curative intent.2,3

Stage III NSCLC represents approximately one-third of NSCLC incidence and in 2015 was estimated to affect nearly 200,000 patients in the following eight key countries: China, France, Germany, Italy, Japan, Spain, UK, US.4,5 The majority of Stage III NSCLC patients are diagnosed with unresectable tumours.6 Prior to approval of Imfinzi in this setting, no new treatments beyond CRT had been available to patients for decades.7-10

About Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is also approved for previously treated patients with advanced bladder cancer in 11 countries, including the US.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, small cell lung cancer, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer and other solid tumours.

About AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of different forms of lung cancer spanning several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with our approved medicines Iressa (gefitinib) and Tagrisso (osimertinib), and ongoing Phase III trials ADAURA, LAURA, and FLAURA2 as well as the Phase II combination trials SAVANNAH and ORCHARD.11-13

Our extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents approximately three-quarters of all patients with lung cancer.14 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON, PEARL, and CASPIAN) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy.

About AstraZeneca's approach to Immuno-Oncology (IO)
Immuno-oncology (IO) is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca believes that IO-based therapies offer the potential for life-changing cancer treatments for the clear majority of patients.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine our IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1. Gray JE, et al. Brief Report: Three-year Overall Survival with Durvalumab after Chemoradiotherapy in Stage III NSCLC - Update from PACIFIC. Journal of Thoracic Oncology. 2019 doi:10.1016/j.jtho.2019.10.002. Accessed December 2019.
2. ASCO. Cancer.net. Lung Cancer - Non-Small Cell. Available at: https://www.cancer.net/cancer-types/lung-cancer/view-all. Accessed December 2019.
3. Cheema PK, et al. Perspectives on Treatment Advances For Stage III Locally Advanced Unresectable Non-Small-Cell Lung Cancer. Curr Oncol. 2019;26(1):37-42. doi:10.3747/co.25.4096. Accessed December 2019.
4. Antonia SJ, et al. PACIFIC Investigators. Durvalumab After Chemoradiotherapy In Stage III Non-Small-Cell Lung Cancer. N Engl J Med. 2017;377(20):1919-1929.
5. EpiCast Report: NSCLC Epidemiology Forecast to 2025. GlobalData. 2016. Accessed December 2019.
6. Provencio M, et al. Inoperable Stage III Non-Small Cell Lung Cancer: Current Treatment And Role Of Vinorelbine. J Thorac Dis. 2011;3:197-204. Accessed December 2019.
7. Eberhardt WE, et al. Panel Members. 2nd ESMO Consensus Conference in Lung Cancer: locally advanced Stage III non-small-cell lung cancer. Ann Oncol. 2015;26(8):1573-1588. Accessed December 2019.
8. Gandara DR, et al. Long-Term Survival with Concurrent CRT Followed by Consolidation Docetaxel in Stage IIIB Non-Small-Cell Lung Cancer: A Phase II Southwest Oncology Group Study (S9504). Clin Lung Cancer. 2006;8(2):116-121. Accessed December 2019.
9. Hanna N. Current Standards and Clinical Trials in Systemic Therapy for Stage III Lung Cancer: What is New? Am Soc Clin Oncol Educ Book. 2015:e442-447. Accessed December 2019.
10. NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines). Non-small cell lung cancer, version 8. 2017. https://www.nccn.org/professionals/physician_gls/pdf/nscl_blocks.pdf. Published August 3, 2017. Accessed December 2019.
11. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
12. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
13. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
14. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary